SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

  01 July 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 July 2021 re: Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 July 2021

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Sharesave Scheme 2007 (formerly Lloyds TSB Group Sharesave Scheme 2007)
Period of return:	From:	01 January 2021	To:	30 June 2021
Balance of unallotted securities under scheme(s) from previous return:		68,676,044
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		68,676,044
Name of contact:		James Hickling
Telephone number of contact:		0203 765 5713

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Sharesave Scheme 2017
Period of return:	From:	01 January 2021	To:	30 June 2021
Balance of unallotted securities under scheme(s) from previous return:		95,771,717
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		499,696
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		95,272,021
Name of contact:		James Hickling
Telephone number of contact:		0203 765 5713

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Deferred Bonus Plan 2008
Period of return:	From:	01 January 2021	To:	30 June 2021
Balance of unallotted securities under scheme(s) from previous return:		490,589
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		490,589
Name of contact:		James Hickling
Telephone number of contact:		0203 765 5713

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Period of return:	From:	01 January 2021	To:	30 June 2021
Balance of unallotted securities under scheme(s) from previous return:		100,040,036
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		75,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		114,324,675
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		60,715,361
Name of contact:		James Hickling
Telephone number of contact:		0203 765 5713

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Group Ownership Share Plan
Period of return:	From:	01 January 2021	To:	30 June 2021
Balance of unallotted securities under scheme(s) from previous return:		2,756,123
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		16,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		16,000,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,756,123
Name of contact:		James Hickling
Telephone number of contact:		0203 765 5713

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 July 2021